FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of March 3, 2010

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
46a, Avenue John F. Kennedy
L-1855 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓  Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.
This report contains Tenaris's press release announcing its 2009 fourth quarter and annual results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 3, 2010

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Tenaris Announces 2009 Fourth Quarter and Annual Results

The Financial and Operational Information Contained in This Press Release Is Based on Audited Consolidated Financial Statements Prepared in Accordance With International Financial Reporting Standards (IFRS) and Presented in U.S. Dollars

LUXEMBOURG--(Marketwire - February 24, 2010) - Tenaris S.A. (NYSE: TS) (BAE: TS) (MXSE: TS) (MILAN: TEN) ("Tenaris") today announced its results for the fourth quarter and year ended December 31, 2009 with comparison to its results for the fourth quarter and year ended December 31, 2008.

Summary  of  2009  Fourth  Quarter  Results

(Comparison with third quarter of 2009 and fourth quarter of 2008)
	Q4 2009	Q3 2009		Q4 2008
Net sales (US$ million)	1,847.2	1,771.5	4%	3,203.4	(42%)
Operating income (US$ million)	330.6	360.6	(8%)	669.2	(51%)
Net income (US$ million)	240.8	237.3	1%	114.5	110%
Shareholders’ net income (US$ million)	222.4	229.9	(3%)	93.7	137%
Earnings per ADS (US$)	0.38	0.39	(3%)	0.16	137%
Earnings per share (US$)	0.19	0.19	(3%)	0.08	137%
EBITDA* (US$ million)	459.6	488.3	(6%)	1,190.5	(61%)
EBITDA margin (% of net sales)	25%	28%		37%
* EBITDA is defined as operating income plus depreciation, amortization and impairment  charges

Demand for our tubes improved during the fourth quarter and shipments in our Tubes operating segment rose by 25% sequentially. Net sales and operating income, however, did not benefit proportionately as average selling prices declined and were not fully compensated by the decline in costs. A lower level of shipments of high-end products also affected the margin of this quarter.

Cash flow from operations remained positive and we reduced our investment in working capital by a further US$202.4 million. Our net cash position (total financial debt less cash and other current investments) increased to US$675.7 million at the end of the period after paying an interim dividend during the quarter of US$153.5 million.

Summary of 2009 Annual Results

	FY 2009	FY 2008	Increase/(Decrease)
Net sales (US$ million)	8,149.3	11,987.8	(32%)
Operating income (US$ million)	1,813.6	3,125.6	(42%)
Net income (US$ million)	1,207.6	2,275.6	(47%)
Shareholders’ net income (US$ million)	1,161.6	2,124.8	(45%)
Earnings per ADS (US$)	1.97	3.60	(45%)
Earnings per share (US$)	0.98	1.80	(45%)
EBITDA* (US$ million)	2,318.4	4,044.4	(43%)
EBITDA margin (% of net sales)	28%	34%
* EBITDA is defined as operating income plus depreciation, amortization and impairment charges

In 2009, we faced a sharp contraction in demand for our products and services as our customers adjusted to the effects of the global economic and financial crisis. Our actions focused on adjusting to the changing demand and competitive environments while positioning the company to take advantage of an eventual recovery. Net sales declined 32% year on year to US$8.1 billion and our EBITDA decreased by 43% to US$2.3 billion. Our financial position, however, was strengthened as we reduced working capital and turned a net debt position of US$1,392.4 million at December 31, 2008 into net cash of $675.7 million at December 31, 2009.

Annual Dividend Proposal

The board of directors proposes, for the approval of the annual general shareholders' meeting to be held on June 2, 2010, the payment of an annual dividend of US$0.34 per share (US$0.68 per ADS), or approximately US$401 million, which includes the interim dividend of US$0.13 per share (US$0.26 per ADS) paid in November 2009. If the annual dividend is approved by the shareholders, a dividend of US$0.21 per share (US$0.42 per ADS), or approximately US$248 million will be paid on June 24, 2010, with an ex-dividend date of June 21, 2010.

Market Background and Outlook

Global oil prices rose during 2009 from their low of around US$30 per barrel and subsequently have fluctuated within a US$70-80 per barrel range. Global oil demand is expected to resume growth in 2010 following two years of contraction led by increased consumption in non-OECD countries. North American gas prices declined in the first half of the year to a low below US$3.00 per million BTU in August before rising to their current levels above US$5.00 per million BTU.

Taking the year as a whole, the international count of active drilling rigs, as published by Baker Hughes, showed an average decrease of 8% compared to 2008, after declining in the first three quarters of the year and rising in the fourth quarter . The corresponding rig count in the US, which is more sensitive to North American gas prices, after plummeting in the first part of the year to below 900 rigs in June began recovering in the third quarter led by an increase in oil drilling activity, to end the year at 1,172. More recently, gas drilling activity has also increased and the US rig count has increased to 1,345 as of February 19, 2010. Compared to 2008, however, the decline amounted to 42% over the full year. In Canada, the corresponding rig count, which is also sensitive to North American gas prices and where oil and gas drilling activity is affected by seasonal factors, a similar decline of 42% compared to 2008 was registered.

We estimate that apparent demand for OCTG worldwide declined by more than 30% in 2009, reflecting the decline in oil and gas drilling activity and efforts made to adjust inventory levels, particularly in the USA.

With activity levels now recovering and inventories at more reasonable levels, we can expect shipments in our Tubes operating segment to show a recovery in 2010 from the low level recorded in 2009. In our Projects segment, however, we expect lower shipments since the order backlog for our large-diameter pipes for pipeline projects in South America declined throughout the year and ended at a low level.

In the first quarter, a low level of shipments of high-end products will continue to affect our results. Subsequently, shipments of high-end products should recover. For the year overall, we expect operating margins to be similar to those recorded in 2009.

Analysis of 2009 Fourth Quarter Results

Sales volume (metric tons)	Q4 2009	Q4 2008	Increase/(Decrease)
Tubes – Seamless	487,000	692,000	(30%)
Tubes – Welded	104,000	242,000	(57%)
Tubes – Total	591,000	934,000	(37%)
Projects – Welded	63,000	134,000	(53%)
Total	654,000	1,068,000	(39%)

Tubes	Q4 2009	Q4 2008	Increase/(Decrease)
(Net sales - $ million)
North America	563.8	1,419.3	(60%)
South America	261.8	351.7	(26%)
Europe	167.1	369.1	(55%)
Middle East & Africa	414.2	424.4	(2%)
Far East & Oceania	93.8	193.1	(51%)
Total net sales ($ million)	1,500.6	2,757.6	(46%)
Cost of sales (% of sales)	61%	50%
Operating income ($ million)*	264.7	628.9	(58%)
Operating income (% of sales)	18%	23%
* Operating income includes impairment charges of US$354.9 million in Q4 2008

Net sales of tubular products and services decreased 46% to US$1,500.6 million in the fourth quarter of 2009, compared to US$2,757.6 million in the fourth quarter of 2008, due to a 37% reduction in sales volumes and a 14% decrease in average selling prices. In North America, although demand for OCTG products increased in Mexico, regional sales were affected by the adjustment in demand and prices for OCTG and line pipe in the USA and Canada, reflecting the decline in drilling activity and inventory reductions. Sales in South America were affected by low levels of demand in Venezuela and Argentina. In Europe, sales were affected by lower demand from distributors serving the process and power plant sector and lower sales of OCTG principally in Romania. In the Far East and Oceania, sales decreased mainly due to lower demand from the process and power plant sector and lower demand for industrial products.

Projects	Q4 2009	Q4 2008	Increase/(Decrease)
Net sales ($ million)	221.2	311.9	(29%)
Cost of sales (% of sales)	69%	63%
Operating income ($ million)	54.6	75.8	(28%)
Operating income (% of sales)	25%	24%

Net sales of pipes for pipeline projects decreased 29% to US$221.2 million in the fourth quarter of 2009, compared to US$311.9 million in the fourth quarter of 2008, as the decrease in volumes was partially offset by an increase in average selling prices.

Others	Q4 2009	Q4 2008	Increase/(Decrease)
Net sales ($ million)	125.5	133.9	(6%)
Cost of sales (% of sales)	76%	80%
Operating income ($ million)*	11.3	(35.5)	132%
Operating income (% of sales)	9%	(27%)
* Operating income includes impairment charges of US$ 39.3 million in Q4 2008

Net sales of other products and services decreased 6% to US$125.5 million in the fourth quarter of 2009, compared to US$133.9 million in the fourth quarter of 2008, mainly reflecting lower sales of welded pipes for electric conduits in USA and sucker rods, partially offset by higher sales of industrial equipment.

Selling, general and administrative expenses, or SG&A, increased as a percentage of net sales to 19.7% in the quarter ended December 31, 2009 compared to 14.3% in the corresponding quarter of 2008, mainly due to the effect of fixed and semi-fixed expenses over lower revenues.

Other operating income (expense) amounted to a net gain of US$3.5 million compared to a net loss of US$391.6 million in the corresponding quarter of 2008, which loss was mainly related to impairment charges at our North American operations.

Net interest expense decreased to US$16.1 million in the fourth quarter of 2009, compared to a net interest expense of US$38.2 million in the same period of 2008, reflecting the change in our net debt position and lower interest rates.

Other financial results generated a gain of US$3.4 million during the fourth quarter of 2009, compared to a loss of US$58.6 million during the fourth quarter of 2008. These results largely reflect gains and losses on net foreign exchange transactions and the fair value of derivative instruments and are to a large extent offset by changes to our net equity position. These gains and losses are mainly attributable to variations in the exchange rates between our subsidiaries' functional currencies (other than the US dollar) and the US dollar in accordance with IFRS.

Equity in earnings of associated companies generated a gain of US$18.8 million in the fourth quarter of 2009, compared to a loss of US$32.8 million in the fourth quarter of 2008. These results mainly derived from our equity investment in Ternium.

Income tax charges totalled US$96.0 million in the fourth quarter of 2009, equivalent to 30% of income before equity in earnings of associated companies and income tax. In the fourth quarter of 2008, income tax charges amounted to US$314.2 million, which excluding the effect of impairment losses of US$394.3 million during the quarter, resulted in a tax rate of 33%.

Income attributable to minority interest decreased to US$18.4 million in the fourth quarter of 2009, compared to US$20.8 million in the corresponding quarter of 2008.

Cash Flow and Liquidity

Net cash provided by operations during the fourth quarter of 2009 was US$417.0 million (US$3,063.9 million for the year), compared to US$379.3 million in the fourth quarter of 2008 (US$1,465.0 million during the year). Working capital decreased by US$202.4 million during the fourth quarter (US$1,737.3 million during the year), due to a decrease in inventories.

Capital expenditures amounted to US$133.1 million for the fourth quarter of 2009 and US$460.9 million for the year, compared to US$106.1 million in the fourth quarter of 2008 and US$443.2 million for the year. Capital expenditures are expected to increase in 2010 as we complete the construction of our new rolling mill in Mexico.

During 2009, total financial debt decreased by US$1,530.3 million to US$1,446.8 million at December 31, 2009 from US$2,977.0 million at December 31, 2008. Liquidity (cash and cash equivalents and other current investments) increased by US$537.9 million to US$2,122.5 million at December 31, 2009 from US$1,584.6 million at December 31, 2008. Net financial debt during 2009 decreased by US$2,068.1 million to a positive net cash position of US$675.7 million at December 31, 2009.

Analysis of 2009 Annual Results

Sales volume (metric tons)	FY 2009	FY 2008	Increase/(Decrease)
Tubes – Seamless	1,970,000	2,818,000	(30%)
Tubes – Welded	346,000	1,057,000	(67%)
Tubes – Total	2,316,000	3,875,000	(40%)
Projects – Welded	334,000	591,000	(43%)
Total – Tubes + Projects	2,650,000	4,466,000	(41%)

Tubes	FY 2009	FY 2008	Increase/(Decrease)
Net sales ($ million)
- North America	2,756.1	4,519.3	(39%)
- South America	981.9	1,248.7	(21%)
- Europe	828.8	1,705.6	(51%)
- Middle East & Africa	1,622.6	1,809.9	(10%)
- Far East & Oceania	481.5	726.6	(34%)
Total net sales	6,670.9	10,010.1	(33%)
Cost of sales (% of sales)	57%	53%
Operating income ($ million)	1,576.8	2,827.0	(44%)
Operating income (% of sales)	24%	28%

Net sales of tubular products and services decreased 33% to US$6,670.9 million in 2009, compared to US$10,010.1 million in 2008, due to a sharp reduction in volumes (down 40%). This reduction in shipments was partially offset by higher average selling prices (up 12%), reflecting, in part, a higher proportion of sales of specialized high-end products and the lagged effect of price variations as average selling prices rose to a peak in the second quarter of 2009. In North America, notwithstanding higher demand for OCTG products in Mexico, sales decreased 39%, due primarily to substantially lower demand for OCTG and line pipe products in the US and Canada, reflecting the decline in drilling activity and inventory adjustments following the surge in imports of Chinese products in the second half of 2008 and first half of 2009. In South America, sales decreased reflecting sharply lower demand from all sectors in Argentina and for OCTG in Venezuela. In Europe, sales were affected by lower demand from all sectors, including the process and power plant sector, the industrial and automotive sector and the oil and gas sector. Sales in the Middle East and Africa declined by 10% as reduced demand for OCTG products was partially offset by higher sales of deepwater linepipe products in West Africa. In the Far East and Oceania, sales decreased in China and demand for all our products decreased in the rest of the region.

Cost of sales of tubular products and services expressed as a percentage of net sales, rose from 53% to 57%, mainly due to the negative effect of low production capacity utilization rates, on efficiency, absorption of fixed and semi-fixed costs and on the time lag between raw material cost decreases and their impact on the cost of sales.

Operating income from tubular products and services decreased 44% to US$1,576.8 million in 2009, from US$2,827.0 million in 2008, (in 2008 operating income included impairment charges amounting to US$354.9 million), mainly due to the decrease in volumes.

Projects	FY 2009	FY 2008	Increase/(Decrease)
Net sales ($ million)	986.5	1,270.9	(22%)
Cost of sales (% of sales)	71%	70%
Operating income ($ million)	208.6	249.0	(16%)
Operating income (% of sales)	21%	20%

Net sales of pipes for pipeline projects decreased 22% to US$986.5 million in 2009, compared to US$1,270.9 million in 2008, reflecting a sharp decrease in shipments to gas and other pipeline projects in Brazil, Argentina and Colombia partially offset by higher average selling prices particularly for offshore projects in Brazil.

Operating income from pipes for pipeline projects decreased 16% to US$208.6 million in 2009, from US$249.0 million in 2008, due to the decrease in net sales and a stable operating margin.

Others	FY 2009	FY 2008	Increase/(Decrease)
Net sales ($ million)	491.8	706.8	(30%)
Cost of sales (% of net sales)	79%	73%
Operating income ($ million)	28.1	49.6	(43%)
Operating income (% of sales)	6%	7%

Net sales of other products and services decreased 30% to US$491.8 million in 2009, compared to US$706.8 million in 2008, mainly due to lower sales of welded pipes for electric conduits in USA as well as sucker rods.

Operating income from other products and services decreased 43% to US$28.1 million in 2009, from US$49.6 million in 2008, due to the decrease in net sales.

Selling, general and administrative expenses, or SG&A, increased as a percentage of net sales to 18.1% in 2009 compared to 14.9% in 2008, mainly due to the effect of fixed and semi-fixed expenses over lower revenues. However, in absolute terms SG&A decreased US$314.2 million to US$1,473.8 million in 2009, from US$1,788.0 million in 2008, mainly due to lower commissions, freight and other selling expenses, taxes and labor costs, reflecting lower activity in terms of net sales.

Other operating income and expenses resulted in net income of US$3.0 million in 2009, compared to a net loss of US$375.9 million in 2008, which loss was mainly related to impairment charges at our North American operations.

Net interest expenses totalled US$87.5 million in 2009, compared to net interest expenses of US$131.2 million in 2008, reflecting the change in our net debt position and lower interest rates.

Other financial results generated a loss of US$64.2 million in 2009, compared to a loss of US$99.8 million during 2008. These results largely reflect losses on net foreign exchange transactions and the fair value of derivative instruments and are to a large extent offset by changes to our net equity position. These losses are mainly attributable to variations in the exchange rates between our subsidiaries' functional currencies (other than the US dollar) and the US dollar in accordance with IFRS.

Equity in earnings of associated companies generated a gain of US$87.0 million in 2009, compared to a gain of US$89.4 million in 2008. These gains were derived mainly from our equity investment in Ternium.

Income tax charges of US$513.2 million were recorded during 2009, equivalent to 31% of income before equity in earnings of associated companies and income tax, like in 2008, when excluding the effect of impairment losses during the year amounting to US$394.3 million, the tax rate was also 31%.

Result for discontinued operations amounted to a loss of US$28.1 million in 2009, relating to the discontinuation of Tavsa and Matesi's operations, compared to a gain of US$306.9 million in 2008, relating to income from discontinued operations, which was principally attributed to the result of the sale of Hydril's pressure control business. In May 2009, the Venezuelan government announced the nationalization of Tavsa and Matesi. In August 2009, Venezuela, acting through the transition committee appointed by the Venezuelan Ministry of Basic Industries and Mining, unilaterally assumed exclusive operational control over the assets of Matesi. In November 2009, Venezuela, acting through PDVSA Industrial S.A. (a subsidiary of Petroleos de Venezuela S.A.), formally assumed exclusive operational control over the assets of Tavsa.

Net income decreased to US$1,207.6 million in 2009, compared to US$2,275.6 million in 2008, mainly reflecting lower operating results.

Income attributable to equity holders was US$1,161.6 million, or US$0.98 per share (US$1.97 per ADS), in 2009, compared to US$2,124.8 million, or US$1.80 per share (US$3.60 per ADS) in 2008.

Income attributable to minority interest was US$46.0 million in 2009, compared to US$150.8 million in 2008, mainly reflecting lower results at Confab and losses at NKKTubes.

Registered Major Holders

The following holder has notified Tenaris of holdings in excess of 5% of its capital or voting rights:

Holders	Number of shares	% of capital and voting rights
San Faustin N.V (1)	713,605,187	60.45

(1) San Faustín N.V. owns all of its shares in the Company through its wholly-owned subsidiary I.I.I. Industrial Investments Inc. Rocca & Partners S.A. controls a significant portion of the voting power of San Faustín N.V. and has the ability to influence matters affecting, or submitted to a vote of the shareholders of, San Faustín N.V., such as the election of directors, the approval of certain corporate transactions and other matters concerning the company's policies. There are no controlling shareholders for Rocca & Partners.

Pursuant to Schedule 13G/A filed with the U.S. Securities and Exchange Commission on February 10, 2010, Capital World Investors, a division of Capital Research and Management Company, is deemed to be the beneficial owner of 48,317,436 ordinary shares of Tenaris, representing 4.1% of Tenaris's capital and voting rights. Accordingly, Capital World Investors has fallen below the 5% share ownership threshold referred to in Luxembourg Transparency Law.

Some of the statements contained in this press release are "forward-looking statements." Forward-looking statements are based on management's current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Consolidated Income Statement

(all amounts in thousands of U.S. dollars, unless otherwise stated)	Three-month period ended December 31,		Year ended December 31,
	2009	2008	2009	2008
Continuing operations
Net sales	1,847,213	3,203,359	8,149,320	11,987,760
Cost of sales	(1,156,550)	(1,683,037)	(4,864,922)	(6,698,285)
Gross profit	690,663	1,520,322	3,284,398	5,289,475
Selling, general and administrative expenses	(363,551)	(459,461)	(1,473,791)	(1,787,952)
Other operating income (expenses) net	3,504	(391,614)	3,000	(375,873)
Operating income	330,616	669,247	1,813,607	3,125,650
Interest income	7,659	3,120	30,831	48,711
Interest expense	(23,712)	(41,319)	(118,301)	(179,885)
Other financial results	3,413	(58,615)	(64,230)	(99,850)
Income before equity in earnings of associated companies and income tax	317,976	572,433	1,661,907	2,894,626
Equity in earnings of associated companies	18,812	(32,830)	87,041	89,423
Income before income tax	336,788	539,603	1,748,948	2,984,049
Income tax	(96,036)	(314,202)	(513,211)	(1,015,334)
Income for continuing operations	240,752	225,401	1,235,737	1,968,715

Discontinued operations
Results for discontinued operations	-	(110,936)	(28,138)	306,905

Income for the Year	240,752	114,465	1,207,599	2,275,620

Attributable to:
Equity holders of the Company	222,367	93,653	1,161,555	2,124,802
Minority interest	18,385	20,812	46,044	150,818
	240,752	114,465	1,207,599	2,275,620

Consolidated Statement of Financial Position

(all amounts in thousands of U.S. dollars)	At December 31, 2009		At December 31, 2008

ASSETS
Non-current assets
Property, plant and equipment, net	3,254,587		2,982,871
Intangible assets, net	3,670,920		3,826,987
Investments in associated companies	602,572		527,007
Other investments	34,167		38,355
Deferred tax assets	197,603		390,323
Receivables	101,618	7,861,467	82,752	7,848,295

Current assets
Inventories	1,687,059		3,091,401
Receivables and prepayments	220,124		251,481
Current tax assets	260,280		201,607
Trade receivables	1,310,302		2,123,296
Available for sale assets	21,572		-
Other investments	579,675		45,863
Cash and cash equivalents	1,542,829	5,621,841	1,538,769	7,252,417
Total assets		13,483,308		15,100,712

EQUITY
Capital and reserves attributable to the Company’s equity holders		9,092,164		8,176,571
Minority interest		628,672		525,316
Total equity		9,720,836		8,701,887

LIABILITIES
Non-current liabilities
Borrowings	655,181		1,241,048
Deferred tax liabilities	860,787		1,053,838
Other liabilities	192,467		223,142
Provisions	80,755		89,526
Trade payables	2,812	1,792,002	1,254	2,608,808

Current liabilities
Borrowings	791,583		1,735,967
Current tax liabilities	306,539		610,313
Other liabilities	192,190		242,620
Provisions	28,632		28,511
Customer advances	95,107		275,815
Trade payables	556,419	1,970,470	896,791	3,790,017
Total liabilities		3,762,472		6,398,825

Total equity and liabilities		13,483,308		15,100,712

Consolidated Statement of Cash Flows
	Three-month period ended December 31,		Year ended December 31,
(all amounts in thousands of U.S. dollars)	2009	2008	2009	2008

Cash flows from operating activities
Income for the year	240,752	114,465	1,207,599	2,275,620
Adjustments for:
Depreciation and amortization	129,014	129,176	504,864	532,934
Income tax accruals less payments	(112,655)	(5,288)	(458,086)	(225,038)
Equity in earnings of associated companies	(18,812)	32,830	(86,179)	(89,556)
Interest accruals less payments, net	(6,210)	28,985	(24,167)	55,492
Income from disposal of investment and other	-	-	-	(394,323)
Changes in provisions	(11,294)	(10,056)	(7,268)	783
Impairment charge	-	502,899	-	502,899
Changes in working capital	202,400	(248,554)	1,737,348	(1,051,632)
Other, including currency translation adjustment	(6,233)	(165,143)	189,837	(142,174)
Net cash provided by operating activities	416,962	379,314	3,063,948	1,465,005

Cash flows from investing activities
Capital expenditures	(133,132)	(106,100)	(460,927)	(443,238)
Acquisitions of subsidiaries and minority interest	(20)	(8,717)	(73,584)	(18,585)
Other disbursements relating to the acquisition of Hydril	-	-	-	-
Proceeds from the sale of pressure control business (*)	-	-	-	1,113,805
Decrease in subsidiaries / associated	-	-	-	-
Proceeds from disposal of property, plant and equipment and intangible assets	4,306	4,995	16,310	17,161
Dividends and distributions received from associated companies	2,517	1,396	11,420	15,032
Investments in short terms securities	(50,814)	(18,866)	(533,812)	41,667
Other	-	-	-	(3,428)
Net cash used in investing activities	(177,143)	(127,292)	(1,040,593)	722,414

Cash flows from financing activities
Dividends paid	(153,470)	(153,470)	(507,631)	(448,604)
Dividends paid to minority interest in subsidiaries	(13,388)	(27,083)	(46,086)	(87,200)
Proceeds from borrowings	121,742	356,444	631,544	1,087,649
Repayments of borrowings	(392,752)	(344,804)	(2,096,925)	(2,122,268)
Net cash used in financing activities	(437,868)	(168,913)	(2,019,098)	(1,570,423)
(Decrease) increase in cash and cash equivalents	(198,049)	83,109	4,257	616,996
Movement in cash and cash equivalents
At the beginning of the period	1,733,420	1,463,642	1,525,022	954,303
Effect of exchange rate changes	(6,664)	(21,729)	9,124	(46,277)
Decrease in cash due to deconsolidation	-	-	(9,696)	-
Increase (decrease) in cash and cash equivalents	(198,049)	83,109	4,257	616,996
At December 31,	1,528,707	1,525,022	1,528,707	1,525,022

Cash and cash equivalents	At December 31,		At December 31,
	2009	2008	2009	2008
Cash and bank deposits	1,542,829	1,538,769	1,542,829	1,538,769
Bank overdrafts	(14,122)	(13,747)	(14,122)	(13,747)
Restricted bank deposits	-	-	-	-
	1,528,707	1,525,022	1,528,707	1,525,022

Giovanni Sardagna
Tenaris
1-888-300-5432
www.tenaris.com